Exhibit 99.1

The Hague, August 9, 2007

AEGON announces EUR 1 billion share repurchase

♦	AEGON plans to repurchase EUR 1 billion worth of its common shares between now and the end of 2007
♦	EUR 500 million will be repurchased through an agreement signed today; AEGON plans to repurchase another EUR 500 million worth of shares before the end of 2007
♦	Share repurchases will form an integral part of AEGON’s overall capital management strategy
♦	AEGON expects more efficient use of capital over the medium term, driven by a shift in product mix to less capital intensive products, and application of the Group’s internal Market Consistent Framework
♦	Additional returns of surplus capital to shareholders will not affect AEGON’s current investment plans for its businesses, including possible add-on acquisitions
♦	Interim dividend for 2007 increased by 25% to EUR 0.30 per common share

AEGON announces that it will start repurchasing common shares as part of its overall capital management strategy. A share repurchase program totaling EUR 1 billion has been authorized for 2007. Today, AEGON has entered into an agreement with a third party under which AEGON has irrevocably committed itself to purchasing EUR 500 million worth of shares before December 14, 2007. AEGON plans to carry out one or more other transactions to complete EUR 1 billion worth of repurchases in total before the end of this year. AEGON will seek approval from its shareholders at the next Annual General Meeting to cancel all common shares repurchased as part of this program.

Based on the total program value of EUR 1 billion, the number of common shares to be repurchased under this program will be approximately 74 million, using the closing share price of August 8, 2007. This represents 4.5% of AEGON’s issued and outstanding common shares and 3.4% of AEGON’s total issued and outstanding share capital. Under today’s agreement, AEGON will repurchase shares at the average of the daily volume weighted average prices minus a discount. AEGON will publish details on a weekly basis of all transactions carried out under this program.

In recent years, AEGON has achieved significant growth in its value of new business. At the same time, the Group’s existing operations have shown healthy capital generation, primarily as a result of benign world financial markets, while opportunities for significant value-enhancing acquisitions have been limited. AEGON’s share repurchase program will not affect the Group’s organic growth, nor will it limit AEGON’s ability to carry out value-enhancing add-on acquisitions in the future.

A number of developments are allowing AEGON to adopt a more proactive and efficient approach to capital management over the medium term. AEGON’s recent strong financial performance has been paired with a shift to less capital-intensive businesses, particularly in the Group’s North American operations. At the same time, the market for securitizations of life insurance portfolios has developed more attractive pricing characteristics, making securitization a potentially more effective capital management tool. With increased hedging of market risks and the application of the Group’s own internal Market Consistent Framework, AEGON believes its business will become increasingly more capital efficient in the medium term.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

AEGON is also announcing today an increase of its interim dividend for 2007 to EUR 0.30 per common share. In line with its stated policy, AEGON aims to further increase dividend payments to shareholders in the years ahead, subject to continued strong cash flows and a solid capital position.

Share repurchases will form an integral part of AEGON’s overall capital management strategy. AEGON expects that the introduction of this additional capital management tool will have a positive effect on its net (underlying) operating earnings per share in the future.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
♦	Changes in the performance of financial markets, including emerging markets, including:
-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
♦	The frequency and severity of insured loss events;
♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
♦	Acts of God, acts of terrorism, acts of war and pandemics;
♦	Changes in the policies of central banks and/or governments;
♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
♦	Customer responsiveness to both new products and distribution channels;
♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;
♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) /+1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Media conference call

A media conference call on the second quarter 2007 results and the share buyback will be held this morning at 08.15 hrs CET. This conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the second quarter 2007 results and the share buyback will be held today at 15.00 hrs CET (London 14.00 hrs, New York 09.00 hrs.)

The listen-only phone numbers for the conference call are as follows:

The Netherlands :	+31 20 796 5332
United Kingdom :	+44 208 515 2301
United States and Canada :	+1 303 262 2137

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.